Exhibit 99.1

Coincheck Reports Financial Results for Fourth Quarter and Year Ended March 31, 2025

Fourth Quarter Total Revenue Increased 13% Year-over-Year and Decreased 7% Quarter-over-Quarter

Full-Year Total Revenue Increased by 71%

Amsterdam, Netherlands – May 13, 2025 – Coincheck Group N.V. (Nasdaq: CNCK) (“Coincheck Group”, the “Company” or “Group”), a Dutch public limited liability company and the holding company of Coincheck, Inc. (“Coincheck”), a leading Japanese crypto exchange company, today reported financial results for the fourth quarter and year ended March 31, 2025 (“fiscal 2025”).

Financial Highlights:1

Certain Year-Over-Year Highlights

●	Total revenue increased 13% to ¥114.6 billion ($764 million) in the fourth quarter of fiscal 2025 from ¥101.4 billion ($676 million) in the fourth quarter of fiscal 2024, and increased 71%, to ¥383.3 billion ($2,557 million) in the fiscal 2025 full year from ¥224.0 billion ($1,495 million) in the fiscal 2024 full year.

●	Gross margin[2] decreased 20% to ¥3.5 billion ($24 million) in the fourth quarter of fiscal 2025, compared to ¥4.4 billion ($30 million) in the fourth quarter of fiscal 2024, and increased 46% to ¥13.5 billion ($90 million) in the fiscal 2025 full year, compared to ¥9.3 billion ($62 million) in the fiscal 2024 full year.

●	Verified Accounts[3] increased 16%, to 2,291,103 as of the end of fiscal 2025 from 1,981,152 as of the end of fiscal 2024.

●	Customer Assets[4] increased 15%, to ¥859.2 billion ($5,732 million) as of the end of fiscal 2025, from ¥744.2 billion ($4,965 million) as of the end of fiscal 2024.

●	Marketplace Trading Volume[5] increased 44%, to ¥337.5 billion ($2,252 million) for the fiscal 2025 full year from ¥234.6 billion ($1,565 million) for the fiscal 2024 full year. Fluctuations in Marketplace Trading Volume are usually driven by crypto-asset industry market volumes and conditions generally, and the size and level of trading activity at Coincheck specifically, as well as market-price fluctuations in the crypto assets most frequently traded.

●	Net profit was ¥642 million ($4.3 million) in the fourth quarter of fiscal 2025 compared to ¥1,953 million ($13.0 million) in the fourth quarter of fiscal 2024, and Net loss was ¥14,350 million ($95.7 million) in the fiscal 2025 full year, compared to Net profit of ¥1,967 million ($13.1 million) in the fiscal 2024 full year. A large component of the Net loss results for the fiscal 2025 full year was total transaction expenses[6] of ¥18,321 million ($122.2 million), partially offset by gain from the change in fair value of warrant liability of ¥1,435 million ($9.6 million) in the third and fourth fiscal quarters.

[1]	References in this announcement to “¥” are to Japanese Yen and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥149.9 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of March 31, 2025.
[2]	Gross margin is defined as total revenue less cost of sales.
[3]	Verified Accounts are all accounts that have been opened after the account owner completes all application procedures (including “know your customer” or “KYC”), after subtracting therefrom the total number of closed accounts.

[4]	Customer Assets are preliminary figures prepared in accordance with Japanese generally accepted accounting principles (JGAAP) and differ from the financial figures of Coincheck Group N.V., prepared in accordance with IFRS Accounting Standards (“IFRS”), and may be revised in the future.
[5]	Marketplace Trading Volume for a specific period is the total value, based on the underlying asset, of all transactions completed through Coincheck’s marketplace platform business.
[6]	Transaction expenses for the third and fourth quarters of fiscal 2025 were mainly cash and non-cash expenses related to the Company’s de-SPAC business combination, including listing expense, that closed in December 2024.

●	Adjusted EBITDA[7] decreased 46%, to ¥1,692 million ($11.3 million) in the fourth quarter of fiscal 2025 from ¥3,111 million ($20.8 million) in the fourth quarter of fiscal 2024, and increased 52%, to ¥5,718 million ($38.1 million) in the fiscal 2025 full year from ¥3,773 million ($25.2 million) in the fiscal 2024 full year.

Certain Quarter-Over-Quarter Highlights

●	Total revenue decreased 7% to ¥114.6 billion ($764 million) in the fourth quarter of fiscal 2025, compared to ¥123.1 billion ($821 million) in the third quarter of fiscal 2025.

●	Gross margin decreased 26% to ¥3.5 billion ($24 million) in the fourth quarter of fiscal 2025, compared to ¥4.8 billion ($32 million) in the third quarter of fiscal 2025.

●	Verified Accounts increased 4.3% to 2,291,103 as of the end of the fourth quarter of fiscal 2025, compared to 2,197,619 as of the end of the third quarter of fiscal 2025.

●	Customer Assets decreased 25% to ¥859.2 billion ($5,732 million) in the fourth quarter of fiscal 2025, compared to ¥1,142.2 billion ($7,620 million) in the third quarter of fiscal 2025.

●	Marketplace Trading Volume decreased 22% to ¥92.0 billion ($614 million) in the fourth quarter of fiscal 2025, compared to ¥117.4 billion ($783 million) in the third quarter of fiscal 2025.

●	Selling, general and administrative expenses decreased 45% to ¥3,556 million ($23.7 million) in the fourth quarter of fiscal 2025, compared to ¥6,429 million ($42.9 million) in the third quarter of fiscal 2025.

●	Transaction expenses included in Selling, general and administrative expenses were ¥540 million ($3.6 million) and ¥3,804 million ($25.4 million), respectively for the fourth quarter and third quarter of fiscal 2025. Excluding transaction expenses, Selling, general and administrative expenses increased 15% to ¥3,016 million ($20.1 million) in the fourth quarter of fiscal 2025, compared to ¥2,625 million ($17.5 million) in the third quarter of fiscal 2025.

●	Total transaction expenses were ¥540 million ($3.6 million) for the fourth quarter of fiscal 2025, compared to ¥17,518 million ($116.9 million) for the third quarter of fiscal 2025, which included the transaction expenses related to the Company’s recent de-SPAC business combination (“Listing Expense”) of ¥13,714 million ($91.5 million).

●	Net profit was ¥642 million ($4.3 million) in the fourth quarter of fiscal 2025, compared to Net loss of ¥15,445 million ($103.0 million) in the third quarter of fiscal 2025. Net profit in the fourth quarter of fiscal 2025 included transaction expenses of ¥540 million ($3.6 million), compared to transaction expenses of ¥17,518 million ($116.9 million) in the third quarter of fiscal 2025's Net loss, and change in fair value of warrant liability was ¥973 million ($6.5 million) in the fourth quarter of fiscal 2025, compared to ¥462 million ($3.1 million) in the third quarter of fiscal 2025.

●	Adjusted EBITDA decreased 39% to ¥1,692 million ($11.3 million) in the fourth quarter of fiscal 2025, compared to ¥2,767 million ($18.5 million) in the third quarter of fiscal 2025.

Fiscal 2025 Fourth Quarter Strategic and Operational Highlights:

●	Launched Coincheck Staking on January 13, 2025, allowing users to automatically earn Ethereum (ETH) simply by depositing ETH with Coincheck.

[7]	Adjusted EBITDA is a non-IFRS financial measure; see “Non-IFRS financial measures” for definition and corresponding reconciliation below.

●	Completed the acquisition of Next Finance Tech Co., Ltd., a staking platform service company, on March 14, 2025, to enhance Coincheck Staking and offer staking platform services to other cryptocurrency marketplace providers both in and outside of Japan.

About Coincheck Group N.V.

Headquartered in the Netherlands, Coincheck Group N.V. (NASDAQ: CNCK) is a public limited liability company and the holding company for Coincheck, Inc. Coincheck operates one of the largest multi-cryptocurrency marketplaces and crypto asset exchanges in Japan and is regulated by the Japan Financial Services Agency. Coincheck provides Marketplace and Exchange platforms on which diverse cryptocurrencies, including Bitcoin and Ethereum, are held and exchanged as well as other retail-focused crypto services. Coincheck also leverages its ownership of Next Finance Tech Co., Ltd. to offer staking services to retail customers and corporate clients.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about trading, future financial and operating results, plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning or the negative thereof. Such forward-looking statements are based upon the current beliefs and expectations of the Company’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the Company’s control, which could cause actual results or events to differ materially from those presently anticipated; such risks, uncertainties, and assumptions, include, among others: (i) changes in the cryptocurrency and digital asset markets in which the Company competes, including with respect to its competitive landscape, technology evolution or regulatory changes; (ii) changes in global political, economic or industry conditions, the interest rate environment or conditions affecting the financial and capital markets, including the effects of inflation, trade policies and government regulation; (iii) changes in economic conditions and consumer sentiment in Japan; (iv) the price of crypto assets and volume of transactions on the Company’s platform; (v) the development, utility and usage of crypto assets; (vi) demand for any particular crypto asset; (vii) cyberattacks and security breaches on the Company platform; (viii) the Company’s ability to introduce new products and services, (ix) the Company’s ability to execute its growth strategies, including identifying and executing acquisitions, and (x) other risks and uncertainties discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) as such factors may be updated from time to time, which are or will be accessible on the SEC’s website at www.sec.gov. The forward-looking statements included in this press release are made only as of the date of this press release and the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required by law.

Non-IFRS financial measures

EBITDA and Adjusted EBITDA

In addition to the Company’s results determined in accordance with IFRS, the Company presents EBITDA and Adjusted EBITDA, non-IFRS measures, because the Company believes they are useful in evaluating its operating performance.

EBITDA represents net profit (loss) for the period before the impact of taxes, interest, depreciation, and amortization of intangible assets, and Adjusted EBITDA represents EBITDA, further adjusted for transaction expenses that are directly attributable to the business combination with Thunder Bridge IV. (denoted as “Reverse recapitalization”), as well as Nasdaq listing expenses.

The Company uses EBITDA and Adjusted EBITDA to evaluate its ongoing operations and for internal planning and forecasting purposes and believes that EBITDA and Adjusted EBITDA may be helpful to investors because they provide consistency and comparability with past financial performance. However, EBITDA and Adjusted EBITDA are presented for supplemental informational purposes only, have limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS.

A reconciliation is provided below for each non-IFRS financial measure to the most directly comparable financial measure stated in accordance with IFRS. Investors are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures, and not to rely on any single financial measure to evaluate Coincheck Group’s business.

Please see tables on the following pages for reconciliations of non-IFRS financial measures.

U.S. Dollar financial information

For the convenience of the reader, where applicable, Coincheck Group has translated U.S. Dollar amounts from Japanese Yen at the exchange rate of ¥149.9 per $1.00, which was the ¥/$ exchange rate reported by the Federal Reserve Bank of New York as of March 31, 2025.

This information is intended to be reviewed in conjunction with the Company’s filings with the SEC.

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	December 31,	March 31,	March 31,
(in millions)	2024	2025	2025
Revenue:
Revenue	¥123,084	¥114,489	$763.8
Other revenue	20	90	0.6
Total revenue	123,104	114,579	764.4

Expenses:
Cost of sales	118,311	111,034	740.7
Selling, general and administrative expenses	6,429	3,556	23.7
Total expenses	124,740	114,590	764.4
Operating profit (loss)	(1,636)	(11)	(0.1)

Other income and expenses:
Other income	—	5	0.0
Other expenses	(30)	(72)	(0.5)
Financial income	476	972	6.5
Listing expense	(13,714)	—	—
Financial expenses	(4)	(11)	(0.1)
Profit (loss) before income taxes	(14,908)	883	5.9
Income tax expense	537	241	1.6
Net profit (loss) for the period attributable to owners of the Group	¥(15,445)	¥642	$4.3

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the fiscal year ended		For the fiscal year ended
	March 31,		March 31,
(in millions)	2024	2025	2025
Revenue:
Revenue	¥223,775	¥383,205	$2,556.4
Other revenue	274	125	0.8
Total revenue	224,049	383,330	2,557.2

Expenses:
Cost of sales	214,786	369,852	2,467.3
Selling, general and administrative expenses	6,757	14,458	96.5
Total expenses	221,543	384,310	2,563.8
Operating profit (loss)	2,506	(980)	(6.5)

Other income and expenses:
Other income	437	22	0.1
Other expenses	(153)	(105)	(0.7)
Financial income	67	1,457	9.7
Listing expense	—	(13,714)	(91.5)
Financial expenses	(17)	(39)	(0.3)
Profit (loss) before income taxes	2,840	(13,359)	(89.1)
Income tax expense	873	991	6.6
Net profit (loss) for the period attributable to owners of the Group	¥1,967	¥(14,350)	$(95.7)

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	March 31,	March 31,	March 31,
(in millions)	2024	2025	2025
Revenue:
Revenue	¥101,381	¥114,489	$763.8
Other revenue	19	90	0.6
Total revenue	101,400	114,579	764.4

Expenses:
Cost of sales	96,968	111,034	740.7
Selling, general and administrative expenses	2,027	3,556	23.7
Total expenses	98,995	114,590	764.4
Operating profit (loss)	2,405	(11)	(0.1)

Other income and expenses:
Other income	409	5	0.0
Other expenses	(10)	(72)	(0.5)
Financial income	16	972	6.5
Listing expense	—	—	—
Financial expenses	(15)	(11)	(0.1)
Profit (loss) before income taxes	2,805	883	5.9
Income tax expense	852	241	1.6
Net profit (loss) for the period attributable to owners of the Group	¥1,953	¥642	$4.3

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and its subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

	Japanese Yen		United States Dollar*
	As of March 31,		As of March 31,
(in millions)	2024	2025	2025
Assets
Current assets:
Cash and cash equivalents	¥10,837	¥8,584	$57.3
Cash segregated as deposits	59,256	51,655	344.6
Crypto assets held	44,207	44,680	298.1
Customer accounts receivable	719	1,086	7.2
Other financial assets	37	62	0.4
Other current assets	377	1,035	6.9
Total current assets	115,433	107,102	714.5
Non-current assets:
Property and equipment	1,973	1,909	12.7
Intangible assets	788	2,401	16.0
Crypto assets held	—	43	0.3
Other financial assets	614	433	2.9
Deferred tax assets	353	386	2.6
Other non-current assets	28	—	—
Total non-current assets	3,756	5,172	34.5
Total assets	¥119,189	¥112,274	$749.0
Liabilities and equity
Liabilities:
Current liabilities:
Deposits received	¥59,276	50,911	$339.6
Crypto asset borrowings	44,020	44,479	296.7
Other financial liabilities	1,206	2,826	18.9
Provisions	120	—	—
Income taxes payable	486	799	5.3
Excise tax payable	—	303	2.0
Other current liabilities	360	536	3.7
Total current liabilities	105,468	99,854	666.2
Non-current liabilities:
Other financial liabilities	1,277	901	6.0
Warrant liability	—	410	2.7
Provisions	—	340	2.3
Total non-current liabilities	1,277	1,651	11.0
Total liabilities	106,745	101,505	677.2
Equity:
Ordinary shares	196	213	1.4
Capital surplus	668	13,317	88.8
Treasury shares	—	(4)	(0.0)
Foreign currency translation adjustment	—	13	0.1
Retained earnings (accumulated deficit)	11,580	(2,770)	(18.5)
Total equity	12,444	10,769	71.8
Total liabilities and equity	¥119,189	¥112,274	$749.0

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Japanese Yen		United States Dollar*
	For the fiscal year ended		For the fiscal year ended
	March 31,		March 31,
(in millions)	2024	2025	2025
Cash flows from operating activities:
Profit (loss) before income taxes	¥2,840	¥(13,359)	$(89.1)
Depreciation and amortization	679	727	4.8
Net gain of other financial assets (non-current assets)	—	(11)	(0.1)
Impairment loss of other assets (non-current assets)	—	13	0.1
Listing expense	—	13,714	91.5
Net (gain)/loss on sale of property and equipment	14	3	0.0
Net (gain)/loss on disposal of intangible assets	39	35	0.2
Net gain on sale of crypto assets held (non-current assets)	(123)	—	—
Gain on sale of business	(300)	—	—
Changes in fair value of other financial assets (non-current assets)	11	4	0.0
Change in fair value of warrant liability	—	(1,435)	(9.6)
(Increase) decrease in cash segregated as deposits	(18,320)	7,601	50.7
(Increase) decrease in crypto assets held (current assets)	(25,093)	(495)	(3.3)
Increase in customer accounts receivable	(280)	(367)	(2.4)
(Increase) decrease in other financial assets (current assets)	631	(22)	(0.1)
(Increase ) decrease in other current assets	233	(613)	(4.1)
(Increase) decrease in deposits received	18,218	(8,365)	(55.8)
(Increase) decrease in other financial assets (non-current assets)	—	155	1.0
Increase (decrease) in crypto asset borrowings	25,264	459	3.1
Increase (decrease) in other financial liabilities	(230)	573	3.8
Increase in other current liabilities	299	159	1.1
Other, net	21	60	0.4
Cash provided by (used in) operating activities	3,903	(1,164)	(7.8)
Interest income received	5	2	0.0
Interest expense paid	(5)	(31)	(0.2)
Income taxes paid	(1)	(722)	(4.8)
Net cash provided by (used in) operating activities	3,902	(1,915)	(12.8)
Cash flows from investing activities
Purchase of property and equipment	(308)	(176)	(1.2)
Proceeds from sale of property and equipment	6	0	0.0
Expenditure on internally generated intangible assets	(380)	(524)	(3.5)
Proceeds from refund of guarantee deposits	155	33	0.2
Proceeds from sale of crypto assets held (non-current)	22	—	—
Acquisition of subsidiaries, net of cash acquired	—	(236)	(1.6)
Purchase of other financial assets (non-current assets)	(10)	—	—
Payments on guarantee deposits	(192)	—	—
Purchase of other non-current assets	(9)	—	—
Sale of business, net of cash and cash equivalents divested	281	—	—
Net cash used in investing activities	(435)	(903)	(6.0)
Cash flows from financing activities
Proceeds from short-term loans	1,200	1,800	12.0
Repayments of short-term loans	(1,200)	(1,800)	(12.0)
Proceeds from loans from related party	—	8,508	56.8
Repayments of loans from related party	—	(7,887)	(52.6)
Repayment of lease obligations	(327)	(463)	(3.1)
Proceeds received from non-redemption agreement	—	202	1.3
Proceeds from reverse recapitalization, net of non-redemption and share forward agreement	—	205	1.4
Net cash (used in) provided by financing activities	(327)	565	3.8
Effect of exchange rate changes on cash	—	(0)	(0.0)
Net increase in cash and cash equivalents	3140	(2,253)	(15.0)
Cash and cash equivalents at the beginning of period	7,697	10,837	72.3
Cash and cash equivalents at the end of period	¥10,837	¥8,584	$57.3

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF EBITDA

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	December 31,	March 31,	March 31,
	2024	2025	2025
Reconciliation of EBITDA:
Net profit (loss) for the year or the period	¥(15,445)	¥642	$4.3
Add: Income tax expenses (benefits)	537	241	1.6
Profit (loss) before income taxes	(14,908)	883	5.9
Add: Interest expense	8	16	0.1
Add: Depreciation and amortization	149	253	1.7
EBITDA	¥(14,751)	¥1,152	$7.7

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	December 31,	March 31,	March 31,
	2024	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the year or the period	¥(15,445)	¥642	$4.3
Add: Income tax expenses (benefits)	537	241	1.6
Profit (loss) before income taxes	(14,908)	883	5.9
Add: Interest expense	8	16	0.1
Add: Transaction expenses excluding listing expense	3,804	540	3.6
Add: Listing expense	13,714	—	—
Add: Depreciation and amortization	149	253	1.7
Adjusted EBITDA	¥2,767	¥1,692	$11.3

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF EBITDA

	Japanese Yen		United States Dollar*
	For the fiscal year ended		For the fiscal year ended
	March 31,	March 31,	March 31,
	2024	2025	2025
Reconciliation of EBITDA:
Net profit (loss) for the year or the period	¥1,967	¥(14,350)	$(95.7)
Add: Income tax expenses (benefits)	873	991	6.6
Profit (loss) before income taxes	2,840	(13,359)	(89.1)
Add: Interest expense	6	29	0.2
Add: Depreciation and amortization	679	727	4.9
EBITDA	¥3,525	¥(12,603)	$(84.1)

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen		Dollar*
	For the fiscal year ended		For the fiscal year ended
	March 31,	March 31,	March 31,
	2024	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the year or the period	¥1,967	¥(14,350)	$(95.7)
Add: Income tax expenses (benefits)	873	991	6.6
Profit (loss) before income taxes	2,840	(13,359)	(89.1)
Add: Interest expense	6	29	0.2
Add: Transaction expenses excluding listing expense	248	4,607	30.7
Add: Listing expense	—	13,714	91.5
Add: Depreciation and amortization	679	727	4.9
Adjusted EBITDA	¥3,773	¥5,718	$38.1

*	Convenience Translation into U.S. Dollars

COINCHECK GROUP N.V. and subsidiaries

RECONCILIATION OF EBITDA

	Japanese Yen		United States Dollar
	For the three months ended		For the three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025
Reconciliation of EBITDA:
Net profit (loss) for the year or the period	¥1,953	¥642	$4.3
Add: Income tax expenses (benefits)	852	241	1.6
Profit (loss) before income taxes	2,805	883	5.9
Add: Interest expense	5	16	0.1
Add: Depreciation and amortization	248	253	1.7
EBITDA	¥3,058	¥1,152	$7.7

RECONCILIATION OF ADJUSTED EBITDA

	Japanese Yen		United States Dollar*
	For the three months ended		For the three months ended
	March 31,	March 31,	March 31,
	2024	2025	2025
Reconciliation of Adjusted EBITDA:
Net profit (loss) for the year or the period	¥1,953	¥642	$4.3
Add: Income tax expenses (benefits)	852	241	1.6
Profit (loss) before income taxes	2,805	883	5.9
Add: Interest expense	5	16	0.1
Add: Transaction expenses excluding listing expense	53	540	3.6
Add: Listing expense	—	—	—
Add: Depreciation and amortization	248	253	1.7
Adjusted EBITDA	¥3,111	¥1,692	$11.3

*	Convenience Translation into U.S. Dollars